Exhibit 99.2

AGENDA of the ANNUAL GENERAL MEETING OF immatics N.V.

Agenda of the annual general meeting of Immatics N.V., a public company under Dutch law, registered with the Dutch trade register under number 77595726 (the "Company"), to be held at the offices of NautaDutilh N.V., Beethovenstraat 400, 1082 PR Amsterdam, the Netherlands on 13 June 2022 at 14:00 hours CEST (the "AGM").

1.	Opening
2.	Discussion of the statutory board report regarding the financial year ended 31 December 2021	Discussion item
3.	Discussion of the Company's dividend and reservation policy	Discussion item
4.	Adoption of the statutory annual accounts for the financial year ended 31 December 2021	Voting item
5.	Discharge from liability for the members of the Company's board of directors (the "Board") with respect to the performance of their duties during the financial year ended 31 December 2021	Voting item
6.	Reappointment of Mr. P.A. Chambré as non-executive director class II	Voting item
7.	Reappointment of Ms. H.L. Mason as non-executive director class II	Voting item
8.	Appointment of Mrs. N. Valente as non-executive director class II	Voting item
9.	Approval of the Company's 2022 stock option and incentive plan (the "Plan")	Voting item
10.	Extension of the authorisation of the Board to acquire ordinary shares or depositary receipts thereof	Voting item
11.	Instruction to PricewaterhouseCoopers Accountants N.V. as auditor for the financial year ending 31 December 2022	Voting item
12.	Close

EXPLANATORY NOTES TO THE AGENDA of the ANNUAL GENERAL MEETING OF immatics N.V.

1.	Opening

2.	Discussion of the statutory board report regarding the financial year ended 31 December 2021 (discussion item)

The Company's statutory board report regarding the financial year ended 31 December 2021 is available on the Company's website at https://investors.immatics.com/events-presentations and is available for inspection at the offices of the Company.

3.	Discussion of the Company's dividend and reservation policy (discussion item)

The Company intends to retain any earnings for future operations and expansion of its business. Under Dutch law, the Company may only pay dividends to the extent its shareholders' equity (eigen vermogen) exceeds the sum of the Company's paid-up and called-up share capital plus the reserves required to be maintained by Dutch law or by the Company's articles of association (if any). Subject to such restrictions, any future determination to pay dividends will be at the discretion of the Board and will depend upon a number of factors, including the Company's earnings, capital requirements, overall financial condition, applicable law and contractual restrictions. If and when the Company does intend to distribute a dividend, such dividend may be distributed in the form of cash only or shares only, through a combination of the foregoing (cash and shares) or through a choice dividend (cash or shares), in each case subject to applicable law.

4.	Adoption of the statutory annual accounts for the financial year ended 31 December 2021 (voting item)

It is proposed that the statutory annual accounts for the financial year ended 31 December 2021 as prepared in accordance with Dutch law be adopted. The adoption of the statutory annual accounts includes the allocation of the losses made in the financial year ended 31 December 2021. PricewaterhouseCoopers Accountants N.V. has audited the the statutory annual accounts and issued an auditor's report in respect thereof.

The statutory annual accounts are available on the Company's website at https://investors.immatics.com/events-presentations and are available for inspection at the offices of the Company.

5.	Discharge from liability for the members of the Board with respect to the performance of their duties during the financial year ended 31 December 2021 (voting item)

It is proposed that each member of the Board be granted a discharge from liability for the performance of their respective duties during the financial year ended 31 December 2021 to the extent appearing from the statutory annual accounts or the statutory board report for the financial year ended 31 December 2021 or other public disclosures.

6.	Reappointment of Mr. P.A. Chambré as non-executive director class II (voting item)

In accordance with the applicable provisions of the Articles of Association and at the recommendation of the Nominating and Corporate Governance Committee, the Board has made a binding nomination to reappoint Mr. P.A. Chambré as non-executive director class II. Mr. Chambré is proposed for reappointment for a period ending at the end of the annual general meeting of shareholders of the Company to be held in 2025.

Mr. Chambré (age 66) was appointed as supervisory director of the Company as of the Company's listing on the Nasdaq Stock Market in 2020 (the "Listing"). Mr. Chambré has served as the Chairman of our supervisory board since 2020 and, after the implementation of our one-tier board structure as of July 1, 2021, currently serves as Chairman of the Board. Mr. Chambré was the Chief Executive Officer of Cambridge Antibody Technology Group plc ("CAT") from 2002 until its acquisition by AstraZeneca plc in 2006. Before joining CAT, Mr. Chambré was Chief Operating Officer of Celera Genomics Group and, previously, CEO of Bespak plc (later Consort Medical plc), a drug delivery company. From 2008 to 2010, Mr. Chambré was Chairman of ApaTech Ltd., a specialist in orthobiologic bone graft technologies, which was acquired by Baxter International Inc. in March 2010. From 2008 to 2013, Mr. Chambré was Chairman of Xellia Pharmaceuticals AS, a company focused on the development, manufacturing and global commercialization of anti-infective therapies and between 2011 and 2019 he was Chairman of OneMed AB a leading distributor of medical products in Northern Europe. From 2006 to 2012, Mr. Chambré served as Non-executive Director of BTG plc and between 2006 and 2016, he served as a Non-Executive Director of Spectris plc. Mr. Chambré also currently holds chairman and non-executive board positions with other companies, including Cancer Research UK (trustee), Cancer Research Technology Ltd (director) and 7TM Holding ApS. As of January 31, 2022, Mr. Chambré also holds a position of the Board of Trustees of Our Future Health. Mr. Chambré holds a Bachelor of Science in food science from the University of Reading.

Mr. Chambré holds 105,987 shares in the share capital of the Company.

Given Mr. Chambré's business leadership experience and valuable contribution to the Company, the Board is of the opinion that the Company will continue to benefit from Mr. Chambré's membership on the Board.

7.	Reappointment of Ms. H.L. Mason as non-executive director class II (voting item)

In accordance with the applicable provisions of the Articles of Association and at the recommendation of the Nominating and Corporate Governance Committee, the Board has made a binding nomination to reappoint Ms. H.L. Mason as non-executive director class II. Ms. Mason is proposed for reappointment for a period ending at the end of the annual general meeting of shareholders of the Company to be held in 2025.

Ms. Mason (age 61) was appointed as supervisory director of the Company as of the Listing. Ms. Mason served in numerous roles in 27 years at Abbott Laboratories, Inc. from 1990-2017, including as Executive Vice President, Corporate Officer of Abbott Nutrition from 2014 to 2017, and as Senior Vice President, Corporate Officer of Abbott Diabetes Care from 2008 to 2014. Since 2019, Ms. Mason has served as a board member of Assertio Therapeutics, Inc. (NASDAQ: ASRT) (formerly Depomed), where she is a member of the Audit and Compensation Committees. Since April 2020, Ms. Mason has also served on the board of

Pendulum Therapeutics, Inc., a private, venture capital-backed microbiome company. Ms. Mason holds a B.S.E. from the University of Michigan, Ann Arbor and an M.B.A. from the University of Chicago.

Ms. Mason does not hold any shares in the share capital of the Company

Given Ms. Mason's business leadership experience, financial background and valuable contribution to the Company, the Board is of the opinion that the Company will continue to benefit from Ms. Mason's membership on the Board.

8.	Appointment of Mrs. N. Valente as non-executive director class II (voting item)

In accordance with the applicable provisions of the Company's articles of association (the "Articles of Association") and at the recommendation of the Company's Nominating and Corporate Governance Committee, the Board had made a binding nomination to appoint Mrs. Nancy Valente as non-executive director class II. Mrs. Valente is proposed for appointment for a period ending at the end of the annual general meeting of shareholders of the Company to be held in 2025.

Mrs. Nancy Valente (age 63) is a hematologist/oncologist drug development leader with more than twenty years of experience leading global Phase I-III development programs with novel first-in-class molecules. From 2003 to June 2021, Mrs. Valente served in numerous roles at Genentech, Inc., which became a member of the Roche Group in March of 2009, including as Vice President, Global Product Development Oncology, Hematology Development Franchise Leader from 2013 to 2019, and as Senior Vice President, Co-lead Global Product Development Oncology, Hematology Development Therapeutic Area from 2019 to 2021. From 2001 to 2003, Mrs. Valente served as Vice President, Clinical Development of Anosys, Inc. From 1998 to 2001, Mrs. Valente served in senior level positions at Coulter Pharmaceutical, Inc. Since November 2021, Mrs. Valente has served as member of the Board of Directors of Myovant Sciences GmbH (NYSE: MYOV), where she is a member of the Audit and Nominating & Corporate Governance Committees. Mrs. Valente holds a M.D. from University of Missouri and completed her internal medicine training at Oregon Health Sciences University, followed by fellowships in Hematology at Stanford University and Oncology at University of California.

Mrs. Valente does not hold any shares in the Company's share capital.

Given Mrs. Valente's significant experience as a renowned expert in drug development and extensive industry experience, the Board is of the opinion that the Company will benefit from Mrs. Valente's membership on the Board.

9.	Approval of the Company's 2022 stock option and incentive plan (voting item)

On 30 June 2020, the general meeting of the Company (the "General Meeting") has adopted the current stock option and incentive plan. The Board is now proposing to adopt the Plan, which shall replace the current stock option and incentive plan.

The proposed Plan is available on the Company's website at https://investors.immatics.com/events-presentations and is available for inspection at the offices of the Company.

10.	Extension of the authorisation of the Board to acquire ordinary shares or depositary receipts thereof (voting item)

On 17 June 2021, the General Meeting authorised the Board to acquire ordinary shares in the share capital of the Company or depositary receipts thereof for consideration for a period of eighteen months, commencing on 17 June 2021.

It is proposed that the authorisation of the Board to acquire ordinary shares in the share capital of the Company or depositary receipts thereof for consideration be extended for a period of eighteen months, commencing on the date of the AGM.

The maximum number of ordinary shares permitted pursuant to applicable law and the Articles of Association from time to time may be acquired and ordinary shares may be acquired through repurchases negotiated in the open market or privately, in self-tender offers, or through accelerated repurchase arrangements, at prices ranging from the nominal value of the ordinary shares up to 110% of the market price of the ordinary shares, provided that:

(a)	for open market or privately negotiated repurchases, the market price shall be the price for ordinary shares on the Nasdaq Stock Market at the time the transaction is agreed upon by the Company;

(b)	for self-tender offers, the market price shall be the volume weighted average price for the ordinary shares on the Nasdaq Stock Market during a period, determined by the Board, of no less than one and no more than five consecutive trading days immediately prior to the expiration of the tender offer; and

(c)	for accelerated repurchase arrangements, the market price shall be the volume weighted average price of the ordinary shares on the Nasdaq Stock Market over the term of the arrangement; the volume weighted average price for any number of trading days shall be calculated as the arithmetic average of the daily volume weighted average price on those trading days.

11.	Instruction of PricewaterhouseCoopers Accountants N.V. as auditor for the financial year ending 31 December 2022 (voting item)

PricewaterhouseCoopers Accountants N.V. has audited the Company's statutory annual accounts for the financial year ended 31 December 2021.

It is proposed to instruct PricewaterhouseCoopers Accountants N.V. as the external independent Dutch auditor for the audit of the Company's statutory annual accounts and its statutory annual report for the financial year 2022.

12.	Close